Exhibit (a)(10)

 NEWS RELEASE



 Contact:  Tom Crane                          Ed Schwartz
           Honeywell                          Pittway Corporation
           (973) 455-4732                     (312) 831-4136



                   HONEYWELL COMPLETES SUCCESSFUL TENDER
                       OFFER FOR PITTWAY CORPORATION


      MORRIS TOWNSHIP, New Jersey and CHICAGO, Illinois, February 4, 2000 -- Honeywell [NYSE: HON] and Pittway Corporation [NYSE: PRY and PRY.A] said today that Honeywell has completed a successful tender offer for the outstanding shares of Pittway Common Stock and Class A Stock.

      The tender offer expired at 12:00 midnight New York City time on Thursday, February 3, 2000. Approximately 7.7 million shares of Pittway Common Stock (98%) and 34.5 million shares of Pittway Class A Stock (97%) have been tendered, representing more than 97% of the company's total outstanding shares. Honeywell has accepted for payment all of the shares validly tendered at the tender offer price of $45.50 per share.

      Honeywell intends to promptly complete the transaction in accordance with Delaware's short-form merger provisions. As a result of the merger, each remaining outstanding share of Pittway Common Stock and Class A Stock will be converted, subject to appraisal rights, into the right to receive $45.50, in cash, without interest.

      The acquisition, which will be integrated into Honeywell's Home & Building Control business, combines Honeywell's expertise in systems integration and HVAC controls with Pittway's product and distribution strength in the rapidly growing $10-billion fire and security industries. The combined entity will be a premier $5-billion home and building control supplier with a broader array of quality products, more services, and the unparalleled ability to provide installing and end-user customers with total system solutions combining fire, security and HVAC controls.

      Pittway, headquartered in Chicago, Illinois, is one of the world's leading manufacturers and distributors of security and fire systems and other low-voltage products for homes and buildings. Its systems and products are marketed globally under the Ademco, Notifier, System Sensor, ADI, Northern Computers and other popular brand names.

      Honeywell Home and Building Control, a US$3.4-billion unit of Honeywell, provides products and services to create efficient, safe, comfortable environments. The business unit offers controls for heating, ventilation, humidification and air-conditioning equipment; security and fire alarm systems; home automation systems; energy-efficient lighting controls; and building management systems and services.

      Honeywell is a US$24-billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics; and electronic and advanced materials. The company employs approximately 120,000 people in 95 countries. Honeywell is traded on the New York Stock Exchange under the symbol HON, as well as on the London, Chicago and Pacific stock exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. Additional information on the company is available on the Internet at www.honeywell.com.


 This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.

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 2/04/00